Exhibit 12
Fulton Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Quarter Ended			Year Ended					Columbia	FMV
	9/30			December 31						Adjustments
	2005	Pro Forma	2004	2004	2003	2002	2001	2000	9/30/2005
Income before taxes, extraordinary items and cumulative effect of changes in accounting principles	$179,095	$192,620	$157,225	$214,281	$195,451	$187,135	$157,898	$149,321	$18,483	$(4,958)

Fixed charges:
Interest on Deposits	$97,392	$108,748	$65,339	$89,779	$94,198	$125,394	$186,969	$187,601	$10,650	$706
Interest on borrowings	$51,473	$56,003	$33,394	$46,215	$36,896	$32,825	$40,993	$56,273	$4,699	$(169)

Total fixed charges	$148,865	$164,751	$98,733	$135,994	$131,094	$158,219	$227,962	$243,874	$15,349	$537

Income before taxes, extraordinary items and cumulative effect of changes in accounting principles and fixed charges	$327,960	$357,371	$255,958	$350,275	$326,545	$345,354	$385,860	$393,195	$33,832	$(4,421)

Ratio of earning to fixed charges	2.2	2.2	2.6	2.6	2.5	2.2	1.7	1.6
Income before taxes, extraordinary items and cumulative effect of changes in accounting principles and fixed charges less interest on deposits	$230,568	$248,623	$190,619	$260,496	$232,347	$219,960	$198,891	$205,594	$23,182	$(5,127)

Ratio of earning to fixed charges less interest on deposits	4.5	4.4	5.7	5.6	6.3	6.7	4.9	3.7

Including interest on deposits	2.20	2.17	2.59	2.58	2.49	2.18	1.69	1.61
Excluding interest on deposits	4.48	4.44	5.71	5.64	6.30	6.70	4.85	3.65
Income before taxed	$179,095	$192,620	$157,225	$214,281	$195,451	$187,135	$157,898	$149,321	$18,483	$(4,958)
Total interest expense	$148,865	$164,751	$98,733	$135,994	$131,094	$158,219	$227,962	$243,874	$15,349	$537
Interest expense on deposits	$97,392	$108,748	$65,339	$89,779	$94,198	$125,394	$186,969	$187,601	$10,650	$706